Term sheet To prospectus dated December 1, 2005, prospectus supplement dated December 1, 2005 and product supplement no. 28-I dated March 24, 2006	Term Sheet No. 3 to Product Supplement No. 28-I Registration Statement No. 333-130051 Dated December 1, 2006; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Call Overwrite Index Notes Linked to the BXMSM Index due December 20, 2007

General

  Payment is linked to the BXMSM Index, less an issuer’s fee which accrues daily over the term of the notes, as described below. You may lose some or all of your investment.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing December 20, 2007†.
  Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.
  The notes are expected to price on or about December 8, 2006†† and are expected to settle on or about December 13, 2006.

Key Terms

Index:	CBOE S&P 500 BuyWrite IndexSM (the “BXMSM Index” or the “Index”)
Payment at Maturity:

Payment at maturity will reflect the performance of the Index less an annual issuer’s fee of 1.5%, which accrues daily over the term of the notes. The principal amount of your notes will be fully exposed to any decline in the Index. Accordingly, at maturity, you will receive an amount calculated as follows:

$1,000 x [1 + (Index Return – (1.5% x days since pricing date/365))]

where “days since pricing date” is the number of calendar days from the pricing date to and including the Observation Date. If the calculation above produces a number that is less than zero, the payment at maturity will be zero.

You will lose some or all of your investment if the BXMSM Index declines at all or increases by less than approximately 1.5411%
Issuer’s Fee:

1.5% annual fee applied to the principal amount of the notes with daily accrual. Accordingly, you will lose some of the principal amount of your notes if any positive Index Return is less than approximately 1.5411%.

Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level, calculated as follows:
Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date:	December 17, 2007†
Maturity Date:	December 20, 2007 †
CUSIP:
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes – Payment at Maturity” in the accompanying product supplement no. 28-I.
††	The pricing of the notes is subject to our special tax counsel delivering to us their opinion as described under Capital Gains Tax Treatment.”

Investing in the Call Overwrite Index Notes involves a number of risks. See “Risk Factors” beginning on page PS-4 of the accompanying product supplement no. 28-I “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 28-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	Please see “Supplemental Underwriting Information” in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

December 1, 2006

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 28-I dated March 28, 2006. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 28-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 28-I dated March 24, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206000765/e23652_424b2.pdf

  Prospectus supplement dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table and graph illustrate the hypothetical total return at maturity on the notes assuming 375 days from the pricing date to the Observation Date. The hypothetical total returns set forth below assume an Initial Index Level of 790. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return

1580.00	100.00%	98.46%
1422.00	80.00%	78.46%
1303.50	65.00%	63.46%
1185.00	50.00%	48.46%
1106.00	40.00%	38.46%
987.50	25.00%	23.46%
869.00	10.00%	8.46%
829.50	5.00%	3.46%
809.75	2.50%	0.96%
797.90	1.00%	-0.54%
790.00	0.00%	-1.54%
750.50	-5.00%	-6.54%
711.00	-10.00%	-11.54%
632.00	-20.00%	-21.54%
553.00	-30.00%	-31.54%
474.00	-40.00%	-41.54%
395.00	-50.00%	-51.54%
316.00	-60.00%	-61.54%
237.00	-70.00%	-71.54%
158.00	-80.00%	-81.54%
79.00	-90.00%	-91.54%
12.17	-98.46%	-100.00%
0	-100.00%	-100.00%

JPMorgan Structured Investments — Call Overwrite Index Notes Linked to the BXMSM Index	TS-1

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from an Initial Index Level of 790 to an Ending Index Level of 829.50. Because the Ending Index Level of 829.50 is greater than the Initial Index Level of 790, the investor receives a payment at maturity of $1,034.59 per $1,000 principal amount note calculated as follows:

$1,000 x [1 + (5% – (1.5% x 375/365))] = $1,034.59

Example 2: The level of the Index decreases from an Initial Index Level of 790 to an Ending Index Level of 750.50. Because the Ending Index Level of 750.50 is less than the Initial Index Level of 790, the investor will receive a payment at maturity of $934.59 per $1,000 principal amount note calculated as follows:

$1,000 x [1 + (-5% – (1.5% x 375/365))] = $934.59

Selected Purchase Considerations

  INVESTMENT EXPOSURE TO THE CBOE S&P 500 BUYWRITE INDEXSM — The BXMSM Index measures the total rate of return of a hypothetical “covered call” strategy applied to the S&P 500® Index. This strategy consists of a hypothetical portfolio consisting of a “long” position indexed to the S&P 500® Index on which are deemed sold a succession of one-month, at-the-money or just out-of-the-money call options on the S&P 500® Index listed on the CBOE. Dividends paid on the component stocks underlying the S&P 500® Index are included in the calculation of the rate of return on the BXMSM Index on a daily basis.
  LIMITED PROTECTION AGAINST LOSS — The sale of a succession of one-month calls provides a degree of cushion against downside risk. However, because the theoretical proceeds from the sale of calls are nominally “reinvested” in the S&P 500® Index for purposes of calculating the BXMSM Index, you may lose some or all of the amount you invested if the S&P 500® Index declines. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  DIVERSIFICATION OF THE BXMSM INDEX — The return on the notes is linked to the performance of the BXMSM Index, which is in turn linked to the S&P 500® Index and the value of call options written on the S&P 500® Index. The S&P 500® Index consists of 500 stocks chosen for market size, liquidity, and industry group representation. For additional information on the BXMSM Index and the S&P 500® Index, see the information set forth under “The CBOE S&P 500 BuyWrite IndexSM” and the “S&P 500® Index,” respectively, in the accompanying product supplement no. 28-I.
  CAPITAL GAINS TAX TREATMENT —You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 28-I. The pricing of the notes is subject to delivery of an opinion of our special tax counsel, Davis Polk & Wardwell, that it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. The opinion will be subject to the limitations described in the section entitled “Certain U.S. Federal Income Tax Consequences” in product supplement 28-I and will be based on certain factual representations to be received from us on or prior to the pricing date. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely

JPMorgan Structured Investments — Call Overwrite Index Notes Linked to the BXMSM Index	TS-2

affected. You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the BXMSM Index or the S&P 500® Index or any of the component instruments of the BXMSM Index or the S&P 500® Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 28-I dated March 24, 2006.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes is linked to the performance of the BXMSM Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be fully exposed to any decline in the Ending Index Level as compared to the Initial Index Level. Furthermore, you will lose a portion of the principal amount of your notes if any positive Index Return is less than approximately 1.5411%, assuming the notes priced on the expected pricing date set forth on the front cover of this term sheet.
  LIMIT ON MONTHLY GROWTH OF THE BXMSM INDEX — The potential increase of the BXMSM Index is limited by the call option nominally sold each month. The BXMSM Index is intended to track the performance of a “buy-write” strategy on the S&P 500® Index. A buy-write strategy will tend to underperform a direct investment in the S&P 500® Index during periods of rising stock prices. For additional information on the BXMSM Index, see the information set forth under “The CBOE S&P 500 BuyWrite IndexSM” in the accompanying product supplement no. 28-I.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the issuer’s fee, which fee will affect your payment at maturity. The issuer’s fee reflects a 12.5 basis points per month, or 1.5% per annum, fee that accrues on a daily basis and includes the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which J.P. Morgan Securities Inc., whom we refer to as JPMSI, will be willing to purchase notes from you in secondary market transactions will likely be lower than the original issue price unless the Index appreciates significantly.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends, call premiums or other distributions or other rights that holders of the instruments composing the BXMSM Index or the S&P 500® Index would have. Instead, dividends and call premiums are nominally reinvested in the S&P 500® Index each month.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are one of the companies that make up S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, which is based on the value of the S&P 500® Index, dividends on the stocks underlying the S&P 500® Index and the call option included in the BXMSM Index, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the S&P 500® Index;
    the liquidity and time to maturity of the monthly call option on the S&P 500® Index deemed included in the BXMSM Index;
    the dividend rate on the common stocks underlying the S&P 500® Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.
  THE OFFERING OF THE NOTES MAY BE TERMINATED BEFORE PRICING — This term sheet has not been reviewed by our special tax counsel, Davis Polk & Wardwell, and the pricing of the offering of the notes is subject to delivery by them of an opinion regarding the tax treatment of the notes as described under “Capital Gains Tax Treatment” above. If our special tax counsel does not deliver this opinion prior to pricing, the offering of the notes will be terminated.

Historical Information

The first graph below sets forth the historical performance of a hypothetical $1,000 investment in the BXMSM Index and a hypothetical $1,000 investment in the S&P 500® Total Return Index from June 3, 1988 through November 24, 2006. The S&P 500® Total Return Index is a measure of the total return of the stocks comprising the S&P 500® Index that includes dividends by adding the daily indexed dividend returns on those stocks to the daily price change of the S&P 500® Index. In each case, the performance of the hypothetical $1,000 investment is reported

JPMorgan Structured Investments — Call Overwrite Index Notes Linked to the BXMSM Index	TS-3

excluding any fees or other deductions that could be applicable to an actual investment linked to the BXMSM Index or the S&P 500® Total Return Index, such as the 1.5% annual issuer’s fee applicable to the notes.

The second graph below sets forth the historical performance of the BXMSM Index based on the weekly Index closing level from June 3, 1988 through November 24, 2006. The BXMSM Index closing level on November 30, 2006 was 793.48. We obtained the BXMSM Index closing levels, S&P 500® Total Return Index closing levels and other information below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the BXMSM Index do not reflect the 1.5% annual issuer’s fee included in an investment in the notes and should not be taken as an indication of future performance. No assurance can be given as to the BXMSM Index closing level on the Observation Date. We also cannot give you assurance that the performance of the BXMSM Index will result in the return of any of your initial investment.

Supplemental Underwriting Information

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission, which includes structuring and development fees, exceed $15.41 per $1,000 principal amount note. See “Underwriting” beginning on page PS-25 of the accompanying product supplement no. 28-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate will receive a structuring and development fee. In no event will the total amount of these fees exceed $15.41 per $1,000 principal amount note.

JPMorgan Structured Investments — Call Overwrite Index Notes Linked to the BXMSM Index	TS-4